EXHIBIT 23

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in Registration Statement Numbers 33-57634, 33-58290, 33-63628, 33-79150, 333-79219, 333-63492, 333-105105, and 333-109957 on Form S-8 of USF Corporation of our report dated March 14, 2005 relating to the consolidated financial statements and financial statement schedule of USF Corporation and subsidiaries (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the change in accounting for goodwill and intangible assets, and a change in revenue recognition) and our report dated March 14, 2005 relating to management’s report of the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K of USF Corporation for the year ended December 31, 2004.

/s/ DELOITTE & TOUCHE LLP
Deloitte & Touche LLP

Chicago, Illinois
March 14, 2005